Filed Pursuant to Rule 433
Registration Statement No. 333-133966
Dated March 16, 2007

$300,000,000 FIRST MORTGAGE 5.90% BONDS, SERIES 103, DUE MARCH 15, 2036
FINAL TERMS AND CONDITIONS

Issuer:	Commonwealth Edison Company

Ratings:	Baa2 (Review for Possible Downgrade) (Moody’s) BBB (CreditWatch with Negative Implications) (S&P) BBB (Ratings Watch Negative) (Fitch)

Principal Amount:	$300,000,000

Title of Securities:	First Mortgage 5.90% Bonds, Series 103, due March 15, 2036

Legal Format:	SEC-Registered (Registration No. 333-133966)

Trade Date:	March 16, 2007

Settlement Date:	March 22, 2007

Maturity Date:	March 15, 2036

Issue Price:	Variable Price Reoffer, plus accrued interest from March 15, 2007

Coupon:	5.90%

Benchmark Treasury:	4.50% due February 15, 2036

Spread to Benchmark:	Variable

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2007

Redemption Provisions: Make-whole call:	At any time at a discount rate of Treasury rate plus 25 basis points

CUSIP:	202795 HK 9

Book-Running Manager:	Citigroup Global Markets Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling 1-877-858-5407.